SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MOLECULAR TEMPLATES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

608550 109

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 608550 109	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,647,302[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,647,302[1,2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,647,302[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.5%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

[1]

All of such securities are held of record by Longitude Venture III (as defined in the Explanatory Note below). Longitude Capital III (as defined in the Explanatory Note below) is the general partner of Longitude Venture III and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and David Hirsch, a member of the Issuer’s board of directors, are each members of Longitude Capital III and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital III.

[2]	Consists of (a) 4,199,035 outstanding shares of Common Stock, and (b) 1,448,267 shares of Common Stock issuable upon exercise of Warrants.
[3]

The percentage was calculated based on 45,302,777 shares of Common Stock, as follows: (a) 43,854,510 outstanding shares of Common Stock as of immediately after giving effect to the Offering, as disclosed by the Issuer in its Prospectus Supplement dated November 20, 2019 and filed with the Commission (as defined in the Explanatory Note below) on November 22, 2019 (including the full exercise of the underwriters’ option to purchase additional shares of Common Stock as disclosed on the Issuer’s Current Report on Form 8-K filed with the Commission on November 25, 2019); plus (b) 1,448,267 shares of Common Stock issuable upon exercise of the Warrants held of record by Longitude Venture III.

CUSIP No. 608550 109	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,647,302[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,647,302[1,2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,647,302[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.5%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

[1]

All of such securities are held of record by Longitude Venture III. Longitude Capital III is the general partner of Longitude Venture III and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and David Hirsch, a member of the Issuer’s board of directors, are each members of Longitude Capital III and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital III.

[2]	Consists of (a) 4,199,035 outstanding shares of Common Stock, and (b) 1,448,267 shares of Common Stock issuable upon exercise of Warrants.
[3]

The percentage was calculated based on 45,302,777 shares of Common Stock, as follows: (a) 43,854,510 outstanding shares of Common Stock as of immediately after giving effect to the Offering, as disclosed by the Issuer in its Prospectus Supplement dated November 20, 2019 and filed with the Commission (as defined in the Explanatory Note below) on November 22, 2019 (including the full exercise of the underwriters’ option to purchase additional shares of Common Stock as disclosed on the Issuer’s Current Report on Form 8-K filed with the Commission on November 25, 2019); plus (b) 1,448,267 shares of Common Stock issuable upon exercise of the Warrants held of record by Longitude Venture III.

CUSIP No. 608550 109	13D

1	NAMES OF REPORTING PERSONS David Hirsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000[1]
	8	SHARED VOTING POWER 5,647,302[2,3]
	9	SOLE DISPOSITIVE POWER 40,000[1]
	10	SHARED DISPOSITIVE POWER 5,647,302[2,3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,687,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.5%[4]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]

Consists of 40,000 shares of Common Stock subject to stock options granted to David Hirsch in his capacity as a director of the Issuer that are exercisable as of the date of filing of this Amendment No. 2 or within 60 days thereafter.

[2]

All of such securities are held of record by Longitude Venture III. Longitude Capital III is the general partner of Longitude Venture III and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and David Hirsch, a member of the Issuer’s board of directors, are each members of Longitude Capital III and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital III.

[3]	Consists of (a) 4,199,035 outstanding shares of Common Stock and (b) 1,448,267 shares of Common Stock issuable upon exercise of Warrants.
[4]

The percentage was calculated based on 45,342,777 shares of Common Stock, as follows: (a) 43,854,510 outstanding shares of Common Stock as of immediately after giving effect to the Offering, as disclosed by the Issuer in its Prospectus Supplement dated November 20, 2019 and filed with the Commission (as defined in the Explanatory Note below) on November 22, 2019 (including the full exercise of the underwriters’ option to purchase additional shares of Common Stock as disclosed on the Issuer’s Current Report on Form 8-K filed with the Commission on November 25, 2019); plus (b) 1,448,267 shares of Common Stock issuable upon exercise of the Warrants held of record by Longitude Venture III plus (c) 40,000 shares of Common Stock subject to stock options granted to David Hirsch in his capacity as a director of the Issuer that are exercisable as of the date of filing of this Amendment No. 2 or within 60 days thereafter.

CUSIP No. 608550 109	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,647,302[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,647,302[1,2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,647,302[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.5%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]

All of such securities are held of record by Longitude Venture III. Longitude Capital III is the general partner of Longitude Venture III and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and David Hirsch, a member of the Issuer’s board of directors, are each members of Longitude Capital III and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital III.

[2]	Consists of (a) 4,199,035 outstanding shares of Common Stock and (b) 1,448,267 shares of Common Stock issuable upon exercise of Warrants.
[3]

The percentage was calculated based on 45,302,777 shares of Common Stock, as follows: (a) 43,854,510 outstanding shares of Common Stock as of immediately after giving effect to the Offering, as disclosed by the Issuer in its Prospectus Supplement dated November 20, 2019 and filed with the Commission (as defined in the Explanatory Note below) on November 22, 2019 (including the full exercise of the underwriters’ option to purchase additional shares of Common Stock as disclosed on the Issuer’s Current Report on Form 8-K filed with the Commission on November 25, 2019); plus (b) 1,448,267 shares of Common Stock issuable upon exercise of the Warrants held of record by Longitude Venture III.

CUSIP No. 608550 109	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,647,302[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,647,302[1,2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,647,302[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.5%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]

All of such securities are held of record by Longitude Venture III. Longitude Capital III is the general partner of Longitude Venture III and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and David Hirsch, a member of the Issuer’s board of directors, are each members of Longitude Capital III and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital III.

[2]	Consists of (a) 4,199,035 outstanding shares of Common Stock and (b) 1,448,267 shares of Common Stock issuable upon exercise of Warrants.
[3]

The percentage was calculated based on 45,302,777 shares of Common Stock, as follows: (a) 43,854,510 outstanding shares of Common Stock as of immediately after giving effect to the Offering, as disclosed by the Issuer in its Prospectus Supplement dated November 20, 2019 and filed with the Commission (as defined in the Explanatory Note below) on November 22, 2019 (including the full exercise of the underwriters’ option to purchase additional shares of Common Stock as disclosed on the Issuer’s Current Report on Form 8-K filed with the Commission on November 25, 2019); plus (b) 1,448,267 shares of Common Stock issuable upon exercise of the Warrants held of record by Longitude Venture III.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2017 (the “Original 13D”) as amended by Amendment No. 1 filed with the Commission on September 26, 2018 (“Amendment No. 1” together with the Original 13D, the “Statement”). This Amendment No. 2 is filed on behalf of entities Longitude Venture Partners III, L.P. (“Longitude Venture III”), and Longitude Venture III’s sole general partner Longitude Capital Partners III, LLC (“Longitude Capital III”, and each of Longitude Capital III and Longitude Venture III, a “Reporting Entity”), and individuals David Hirsch, Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”), relating to beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Molecular Templates, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment No. 2 to report changes in their beneficial ownership since the filing of Amendment No. 1. Except as set forth below, this Amendment No. 2 does not supplement, restate or amend any of the other information disclosed in the Statement as previously filed. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Statement as previously filed.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following to the end thereof:

On November 25, 2019, Longitude Venture III purchased 937,500 shares of Common Stock in the Issuer’s underwritten public offering of its Common Stock (the “Offering”), for a purchase price of $8.00 per share and an aggregate purchase price of $7,500,000. All such shares were purchased by Longitude Venture III using investment funds provided to Longitude Venture III by its limited partner investors.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following to the end thereof:

The information set forth in Item 3 of Amendment No. 2 is incorporated herein by reference.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

David Hirsch is a member of the Board. In addition, David Hirsch, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 of the Original 13D.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of Longitude Venture III, the general partner and limited partners of Longitude Venture III may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by adding the following to the end thereof:

The information set forth in Items 3 and 4 of Amendment No. 2 is incorporated herein by reference.

In connection with the Offering, each of Longitude Venture III and David Hirsch has entered into a lock-up agreement, pursuant to which each such party is prohibited from disposing of, announcing the intention to dispose of or hedging any Common Stock (or securities convertible into or exchangeable or exercisable for shares of Common Stock) for a period of 90 days after November 20, 2019, except with the prior written consent of Cowen and Company, LLC, Barclays Capital Inc. and Stifel, Nicholaus & Company, Incorporated, certain of the underwriters of the Offering, and subject to certain other limited exceptions. The terms and provisions of such lock-up agreement are described more fully in the Prospectus Supplement, and the above summary is qualified by reference to such description and the full text of the agreement, which is filed or incorporated by reference as an exhibit hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 13:	Form of Lock-Up Agreement (incorporated by reference to Exhibit I to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 25, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2019

LONGITUDE VENTURE PARTNERS III, L.P. By: LONGITUDE CAPITAL PARTNERS III, LLC Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ David Hirsch
David Hirsch

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker